As filed with the Securities and Exchange Commission on September 23, 1998

                                                 Registration No. 333-

                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                       FORM S-2

               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

         Northwestern              Delaware           46-0172280
          Corporation          (State or other          (I.R.S.
        (Exact name of         jurisdiction of         Employer
         registrant as         incorporation or     Identification
       specified in its         organization)            No.)
           charter)

                                   33 Third St. SE
                            Huron, South Dakota 57350-1605
                                    (605) 352-8411
             (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                                   Alan D. Dietrich
                      Vice President - Law & Corporate Secretary
                               Northwestern Corporation
                           125 S. Dakota Avenue, Suite 1100
                           Sioux Falls, South Dakota  57104
                                    (605) 978-2907
              (Name, address, including zip code, and telephone number,
                      including area code, of agent for service)

                                   With copies to:
                                   Robert J. Minkus
                                Schiff Hardin & Waite
                                   6600 Sears Tower
                               Chicago, Illinois  60606

   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]





   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                  Calculation of Registration Fee

                                                                         Proposed
                                                                         maximum        Proposed maximum
                                                                         offering       aggregate              Amount of
       Title of each class of                      Amount to be          price per      offering               registration
       securities to be registered                 registered            unit (1)       price (1)              fee (2)
       ---------------------------                 -----------------     ----------     -------------          ------------

       Warrants to purchase shares of Common       1,231,770 shares      $25.28125      $31,140,685.3125       $9,187
       Stock


       Common Stock, $1.75 par  value and related  1,231,770 shares       --------       -------                ------
       Common Stock Purchase Rights (3)


     (1) Estimated solely for the purpose of calculating the registration fee.
     (2) Calculated pursuant to Rule 457(c) of the rules and regulations under the Securities Act of 1933, as amended, based on the average of the high and low price per share of the common stock reported
              In the consolidated reporting system on September 17, 1998.
     (3) Issuable upon exercise of the Warrants. No additional registration fee is payable.


   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
   Section 8(a) of the Securities Act of 1993 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.











   THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

   PROSPECTUS
   Subject to Completion
   Dated September 23, 1998

                                   1,231,770 Shares

                               NORTHWESTERN CORPORATION

                          WARRANTS TO PURCHASE COMMON STOCK
                       (including Common Stock Purchase Rights)
                      OFFERED BY CERTAIN SELLING WARRANTHOLDERS
                                ______________________

            INVESTING IN WARRANTS TO PURCHASE COMMON STOCK INVOLVES RISKS.
                            SEE "RISK FACTOR" ON PAGE 3.
                                ______________________

        The Selling Warrantholders identified below may from time to time offer Warrants (the "Warrants") to purchase up to an aggregate of 1,231,770 shares of Common Stock, $1.75 par value (including related Common Stock Purchase Rights) ("Common Stock"), of Northwestern Corporation, a Delaware corporation formerly named Northwestern Public Service Company (the "Company"), at prices and on terms to be determined at the time of sale and set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

        Each Prospectus Supplement relating to the Warrants being offered by one or more Selling Warrantholders will set forth the identity of each offering Selling Warrantholder, the number of Warrants being offered and the terms of the offering.

        There is no established trading market for the Warrants, and none is expected to develop. The Common Stock is listed on the New York Stock Exchange under the symbol "NOR." The shares of Common Stock issuable upon exercise of the Warrants will be approved for listing, subject to notice of issuance, on such exchange.

        The Selling Warrantholders may sell Warrants to or through underwriters, directly to other purchasers or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Warrants, the number of Warrants, if any, to be purchased by each underwriter and the compensation, if any, of such underwriters or agents.
   See "Plan of Distribution."

        This Prospectus may not be used to consummate sales of Warrants unless accompanied by a Prospectus Supplement.

   THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this Prospectus is ______________________, 1998.

                                AVAILABLE INFORMATION

        The Company files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any such reports, statements or other information that the Company files at the Commission's Public Reference Room at 450 Fifth Street, N.W., in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. The Company's filings with the Commission are also available from the New York Stock Exchange, from commercial document retrieval services and from the Internet site maintained by the Commission at http://www.sec.gov.

        The Company has filed with the Commission a Registration Statement on Form S-2 (including any amendments thereto, the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the Warrants and Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information about the Company and the Warrants, reference is made to the Registration Statement and the exhibits thereto, which may be inspected at the Public Reference Room maintained by the Commission at the address set forth above or through the Commission's Web site.

                         DOCUMENTS INCORPORATED BY REFERENCE

        The Commission allows the Company to "incorporate by reference" into this Prospectus the information it files with the Commission. This means that important disclosures contained in the Company's filings with the Commission, although not repeated in this Prospectus, are treated as being included in this Prospectus, because the filings are listed below. As more recent information is filed with the Commission, it will update and supersede the information in the documents listed below. These more recent filings also will be treated as being included in this Prospectus. The documents that are incorporated by reference include the following:

        1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

        2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

        3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

        4. The Company's Annual Report to Stockholders for the year ended December 31, 1997, furnished to stockholders of record March 9, 1998.

        5. The description of the Common Stock contained in the Company's registration statement on Form S-3 (registration no. 33-60423), and any document filed which updates such description.



        6. The description of the Company's Common Stock Purchase Rights contained in the Company's registration statement on Form 8-A, dated December 11, 1996, and any document filed which updates such description.

        All documents filed by the Company with the Commission pursuant to
   Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus also shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        This Prospectus is accompanied by a copy of the Company's (i) most recent Annual Report on Form 10-K, and (ii) most recent quarterly report on Form 10-Q.

                                     RISK FACTOR

        NO ESTABLISHED MARKET. There is no established trading market for the Warrants, and none is expected to develop. The Warrantholders have no right to cause the Company to list the Warrants on any exchange, and the Company does not intend to do so. Accordingly, a Warrantholder may have difficulty finding a buyer for the Warrants and may find it necessary to exercise the Warrants for shares of Common Stock in order to sell them. The value of the Warrants will depend upon, and is expected to fluctuate with, changes in the market price of the Common Stock, changes in prevailing interest, market conditions and other factors that generally influence securities prices.

                                     THE COMPANY

        The Company is a nationwide diversified energy, telecommunications and related services provider. It generates and distributes electric energy to approximately 56,000 customers in eastern South Dakota. The Company also purchases, distributes, sells and transports natural gas to approximately 79,000 customers in central Nebraska and eastern South Dakota. The Company, through its majority-owned subsidiaries, also owns approximately 35% of Cornerstone Propane Partners, L.P., a publicly traded master limited partnership for which a subsidiary of the Company serves as managing general partner. Cornerstone serves more than 380,000 propane customers in 26 states. The Company, through its consolidated and unconsolidated subsidiaries, is also engaged in certain non-energy manufacturing industries and owns companies engaged in heating, ventilation and air conditioning and telecommunications services. The Company was incorporated under the laws of the State of Delaware in 1923. The Company has its principal office at 33 Third Street SE, Huron, South Dakota 57350-1605. Its telephone number is
   (605) 352-8411.



                                SELLING WARRANTHOLDERS

        Warrants to purchase up to 1,231,770 shares of Common Stock may be offered by or for the accounts of the Selling Warrantholders listed in the table below. The Selling Warrantholders were stockholders of Empire Energy Corporation ("Empire Energy"), which merged with a wholly owned subsidiary of the Company in 1996. In connection with that merger, the Company and the Selling Stockholders entered into a Warrant Issuance and Exchange Agreement, pursuant to which the Company issued the Warrants to the former stockholders of Empire Energy, including the Selling Warrantholders. Except as a result of their ownership of the Warrants, their stock ownership of Empire Energy prior to its acquisition by the Company and their positions with Empire Energy, none of the Selling Warrantholders or any of their affiliates, other than Charles Jones and Link Young, has had within the past three years any material relationship with the Company or any of its affiliates. Messrs. Jones and Young are currently employees of Cornerstone Propane, L.P., an affiliate of the Company.

        The Selling Warrantholders beneficially own an aggregate of 1,231,770 shares of Common Stock, all of which represent shares that may be acquired upon exercise of Warrants held by such persons.

        The following table sets forth certain information as of September 21, 1998 with respect to the Common Stock beneficially owned by each Selling
   Warrantholder:

                                                      Shares
                                                   Beneficially
                Name                                 Owned(1)
                -----                                --------

                Bill Byrne                              39,730
                Luther Gill                             72,936
                Charles Jones                           50,896
                Earl L. Noe                             79,896
                Stephen R. Plaster Trust               593,764
                Floyd J. Waterman                       71,776
                Larry A. Weis                           73,516
                Robert W. Woolridge                    225,476
                Link Young                              23,780


   (1)  Issuable upon exercise of Warrants held by such person.


                                   USE OF PROCEEDS

        The Company will not receive any proceeds from the sale of Warrants offered hereby. The Company will receive the exercise price of $18.225 per share if and when such Warrants are exercised, which amount would be used by the Company for working capital and general corporate purposes.




                      PRICE RANGE OF COMMON STOCK AND DIVIDENDS

        The Company's Common Stock is listed on the New York Stock Exchange under the symbol "NOR." The following table sets forth, for the calendar quarters shown, the range of high and low composite prices of the Common Stock on the New York Stock Exchange and the cash dividends declared on the Common Stock, in each case as adjusted for the two-for-one stock split in May 1997.

                                                                                                    Dividends
                                                             High                 Low                Declared
                                                             ----                 ---               ---------
       1996
         First quarter   . . . . . . . . . . . . .       $15-1/8             $13-3/4                    $ .22
         Second quarter    . . . . . . . . . . . .        14-13/16            13-5/8                      .22
         Third quarter   . . . . . . . . . . . . .        15-9/16             16-7/16                     .22
         Fourth quarter    . . . . . . . . . . . .        18-1/4              15                          .23

       1997
         First quarter   . . . . . . . . . . . . .        19-3/4              16-15/16                    .23
         Second quarter    . . . . . . . . . . . .        22-1/4              18-5/16                     .23
         Third quarter   . . . . . . . . . . . . .        21-1/4              17-3/4                      .23
         Fourth quarter    . . . . . . . . . . . .        23-1/2              18-7/16                     .2425

       1998
         First quarter   . . . . . . . . . . . . .        24                  21-15/16                    .2425
         Second quarter  . . . . . . . . . . . . .        25-1/4              20-1/4                      .2425
         Third Quarter (through                                                                           .2425
                September 22, 1998). . . . . . . .        27-3/8              23-5/16

     There is no established trading market for the Warrants, and none is expected to develop. See "Risk Factor."


                               DESCRIPTION OF WARRANTS

       The following is a description of certain terms of the Warrants, as adjusted for the two-for-one Common Stock split in May 1997. This description does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Form of Warrant and Amendment to Warrant filed as exhibits to the Registration Statement.

   GENERAL

       The Warrants are exercisable in whole at any time or in part from time to time on or before January 3, 2002 for whole shares of Common Stock at an exercise price of $18.225 per share (the "Exercise Price"), subject to adjustment pursuant to certain antidilution provisions described below. Payment of the Exercise Price in cash is due upon the exercise of the Warrants.





   ADJUSTMENTS

       The Exercise Price is subject to adjustment in the event that the Company
   (i) declares a dividend or makes a distribution on the Common Stock payable in shares of its capital stock (whether shares of Common Stock or of capital stock of any other class); (ii) subdivides, reclassifies or recapitalizes its outstanding Common Stock into a greater number of shares; (iii) combines, reclassifies or recapitalizes its outstanding Common Stock into a smaller number of shares, or (iv) issues any shares of its capital stock by reclassification of its Common Stock (including any such reclassification in connection with a consolidation or a merger in which the Company is the continuing corporation). The Exercise Price in effect at the time of the record date of such dividend, distribution, subdivision, combination, reclassification or recapitalization and the number and kind of shares subject to each Warrant shall be adjusted so that the Warrantholder shall be entitled to receive the aggregate number and kind of shares which, if the Warrant had been exercised in full immediately prior to such event, the Warrantholder would have owned upon such exercise and been entitled to receive by virtue of such dividend, distribution, subdivision, combination, reclassification or recapitalization.

       If the Company fixes a record date for the issuance of subscription rights, options or warrants to all holders of Common Stock entitling them to subscribe for or purchase Common Stock at a price (or having an exercise or conversion price per share) less than the then current market price of the Common Stock, the Exercise Price shall be adjusted so that the Exercise
   Price shall equal the price determined by multiplying (i) the Exercise Price in effect immediately prior to the record date set by the Company to determine stockholders entitled to participate in such distribution by (ii) a fraction, the numerator of which shall be the sum of (A) the number of shares of Common Stock outstanding immediately prior to such issuance, plus (B) the number of additional shares of Common Stock which the aggregate consideration received by the Company upon such issuance (plus the aggregate of any additional amount to be received by the Company upon the exercise of such subscription rights, options or warrants) would purchase at the then current market price per share of the Common Stock, and the denominator of which shall be the sum of (X) the number of shares of Common Stock outstanding on the date of such issuance, plus (Y) the number of additional shares of Common Stock offered for subscription or purchase.

       If the Company fixes a record date for the issuance or making of a distribution to all holders of the Common Stock (including any such distribution to be made in connection with a consolidation or merger in which the Company is to be the continuing corporation) of evidences of its indebtedness, any other securities of the Company or any cash, property or other assets (excluding a combination, reclassification or recapitalization referred to above), regular cash dividends or cash distributions paid out of net profits legally available therefor or subscription rights, options or warrants for Common Stock (excluding those referred to above), (i) the Exercise Price shall be decreased immediately after the record date for such distribution to a price determined by multiplying (A) the Exercise Price in effect immediately prior to such record date by (B) a fraction, the numerator


   of which shall be the current market price of the Common Stock immediately prior to such record date less the fair market value (as determined by the Company's Board of Directors) of the evidences of indebtedness, securities, property or other assets issued or distributed in such distribution applicable to one share of Common Stock or of such subscription rights or warrants applicable to one share of Common Stock, and the denominator of which shall be such then current market price per share of Common Stock, and (ii) the number of shares of Common Stock subject to purchase upon exercise of any Warrant shall be increased to a number determined by multiplying (A) the number of shares of Common Stock subject to purchase immediately before such distribution record date by (B) a fraction, the numerator of which shall be the Exercise Price in effect immediately before such record date, and the denominator of which shall be the Exercise Price in effect immediately after such record date.


       If the Company makes a distribution to all holders of the Common Stock of stock of a subsidiary or securities convertible into or exercisable for such Common Stock, then in lieu of an adjustment in the Exercise Price or the number of shares of Common Stock purchasable upon the exercise of each Warrant, each Warrantholder, upon the exercise thereof at any time after such distribution, shall be entitled to receive from the Company, such subsidiary or both, as the Company shall determine, the stock or other securities to which such Selling Warrantholder would have been entitled if such Selling Warrantholder had exercised the Warrant immediately prior thereto; PROVIDED, HOWEVER, that no adjustment in respect of dividends or interest on such stock or other securities shall be made during the term of each Warrant or upon its exercise.

   RIGHT OF FIRST REFUSAL

       In the event any Warrantholder or group of Warrantholders acting in concert desires to sell, assign, transfer, grant an option with respect to or otherwise dispose of any interest in Warrants to a third party in a privately negotiated sale or in a block sale in a brokerage transaction (or in a series of related transactions) the Warrantholder must provide written notice of such proposed sale to the Company. The Company has the right for two business days after receiving notice from any Warrantholder to purchase all, but not less than all the Warrants (or shares as Common Stock) on the same terms as offered to the third party. If the Company does not exercise such right, such Warrantholder may complete the sale to such third party.

                             DESCRIPTION OF COMMON STOCK

       The following is a description of certain terms of the Common Stock.
   This description does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Company's Restated Certificate of Incorporation, as amended (the "Charter"), which is incorporated by reference as an exhibit to the Registration Statement.

   GENERAL

       The Company is authorized to issue up to 50,000,000 shares of Common Stock. As of August 31, 1998, there were 17,862,390 shares of Common Stock


   outstanding held by approximately 8,900 stockholders of record. Subject to the limitations described below and the prior rights of the Company's Cumulative Preferred Stock, $100 par value (the "Preferred Stock"), and Preference Stock, par value $50 par value (the "Preference Stock"), the Common Stock is entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share. There is no provision for cumulative voting or preemptive rights. he holders of Preferred Stock and the holders of Preference Stock are each entitled to elect a certain number of directors of the Company in the event of a default in the payment of four quarterly dividends on any series of such stock and have voting rights with respect to amendments of the Charter affecting certain of their rights and in the case of certain mergers, consolidations and dispositions of
   substantially all the Company's assets.   Upon any liquidation, voluntary or
   involuntary, of the Company, holders of Common Stock are entitled ratably to all the assets of the Company after payment of the Company's liabilities and satisfaction of the liquidation preferences of any outstanding Preferred Stock and Preference Stock. The outstanding shares of Common Stock are, and any shares of Common Stock issued upon exercise of the Warrants (upon full payment of the applicable Exercise Price) will be, fully paid and nonassessable.

       The Common Stock is listed on the New York Stock Exchange. The transfer agents and registrars for the Common Stock are Norwest Bank Minnesota, N.A. and the Company.

   LIMITATIONS ON DIVIDENDS

       The Company may not declare or pay cash dividends on the Common Stock unless full dividends on all shares of Preferred Stock and Preference Stock then outstanding for the current and all past quarterly dividend periods have been paid or provided for. Also, dividends on the Common Stock may not be paid unless the Company has complied with all sinking fund requirements for those series of Preferred Stock and Preference Stock which have such requirements.

   RIGHTS

       The Company has a Stockholder Rights Plan, which it first adopted in 1996, pursuant to which each share of Common Stock has associated with it one Common Stock Purchase Right ("Right"). Each Right, when exercisable, entitles the registered holder to purchase from the Company one share of Common Stock at a price of $50.00 per share (as adjusted for the two-for-one Common Stock split in May 1997), subject to further adjustments. The Rights are evidenced by the Common Stock certificates and may not be exercised or transferred separately from the Common Stock until ten days after a person or group acquires, or announces a tender offer which would result in its acquiring, beneficial ownership of securities having 15% or more of the voting power of all outstanding voting securities of the Company.

       In the event that a person or group acquires 15% or more or the Company's voting power, or if the Company merges or engages in certain self-dealing transactions with a 15% or more stockholder, each Right will entitle the holder (other than the 15% or more stockholder) to purchase a number of




   shares of Common Stock (or, if the Company is not the surviving corporation, shares of common stock of the surviving corporation), having a market value of two times the exercise price of the Right.

       The Rights do not have voting rights and are redeemable at the option of the Company at a price of $.005 per Right at any time before the Rights become exercisable. Unless earlier redeemed, the Rights will expire on December 10, 2006.

   RESTRICTIONS ON CHANGE OF CONTROL

       The Company's Charter contains certain provisions which will make it difficult for any party to obtain control of the Company through transactions not approved by the Board of Directors of the Company, including the following:

        (i) The Board of Directors is divided into three classes, only one of which stands for election each year for a three year term of office, thereby requiring two successive annual elections for a party or group acquiring control to replace a majority of the incumbent directors.

        (ii) Directors may be removed from office before their terms expire only for cause.

       (iii) To authorize certain "business combinations" between the Company and any person or entity which owns 10% or more of the outstanding Common Stock, or an affiliate of such a person or entity, the approving vote of the holders of at least 75% of the outstanding Common Stock must be obtained, unless certain "fair price" and other financial and procedural conditions are satisfied, coupled with approval of the transaction by a majority of "Continuing Directors."

       (iv) Amendment of the foregoing Charter provisions must be approved by the holders of at least 75% of the outstanding shares of the Company's Common Stock.

       In addition, the Company is subject to the "business combination" statute of the Delaware General Corporation Law (Section 203). In general, this statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) the transaction is approved by the board of directors prior to the date the interested stockholder obtains such status, (ii) upon consummation of the transaction in which the interested stockholder obtains such status, the interested stockholder beneficially owned at least 85% of the outstanding shares of the corporation's voting stock owned by stockholders other than (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder."


   "Business combination" includes mergers, asset sales and other transactions resulting in financial benefit to the "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns beneficially 15% or more of a corporation's voting stock.

       The overall effect of the above provisions may be to render more difficult or to discourage a merger, tender offer or proxy contest, the assumption of control of the Company by a holder of a large block of the Company's stock or other person, or the removal of incumbent management, even if such actions may be beneficial to the Company's stockholders generally.

   CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

       The Company's authorized but unissued shares of Common Stock, Preferred Stock and Preference Stock may be issued without additional stockholder approval and may be utilized for a variety of corporate purposes, including future offerings to raise additional capital or to facilitate corporate acquisitions. The issuance of Preferred Stock or Preference Stock could have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Stock or Preference Stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock.

       One of the effects of the existence of unissued and unreserved Common Stock, Preferred Stock or Preference Stock may be to enable the Board to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

   LIMITATION OF DIRECTOR LIABILITY

       The Charter contains a provision that limits the liability of the Company's directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law. Such limitation does not, however, affect the liability of a director
   (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or purchases and
   (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.


                                 PLAN OF DISTRIBUTION

       The Selling Warrantholders may sell Warrants to one or more underwriters for public offering and sale by them or may sell Warrants to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of Warrants will be named in the applicable Prospectus Supplement.

       The Selling Warrantholders have advised the Company that the distribution of Warrants may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or from time to time at prices related to market prices for the Common Stock prevailing at the time of sale or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the offered Warrants.

       In connection with the sale of Warrants, underwriters or agents acting on behalf of the Selling Warrantholders may be deemed to have received compensation from the Selling Warrantholders in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Warrants for whom they may act as agent. Underwriters may sell Warrants to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

       Any underwriting compensation paid to underwriters or agents in connection with the offering of Warrants, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of Warrants may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of Warrants may be deemed to be underwriting discounts and commissions under the Warrants. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company and the Selling Warrantholders, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

                              EXPERTS AND LEGAL OPINIONS

       The financial statements and schedules included in Form 10-K and incorporated by reference in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

       The legality of the Warrants offered hereby and the shares of Common Stock issuable upon the exercise of the Warrants has been passed upon for the Company Schiff Hardin & Waite, Chicago, Illinois.








          We have not authorized anyone
          to provide you with
          information that is different
          from what is contained in this
          Prospectus.  This Prospectus          NORTHWESTERN CORPORATION
          does not constitute an offer
          to sell or a solicitation of            WARRANTS TO PURCHASE
          an offer to buy any securities              COMMON STOCK
          in any jurisdiction in which,
          or to any person to whom, it
          is unlawful to make any such
          offer or solicitation.

                     CONTENTS
                                    Page
                                    ----
                                                       PROSPECTUS
          Available Information . . .  2

          Documents Incorporated by
              Reference   . . . . . .  2

          Risk Factor   . . . . . . .  3

          The Company   . . . . . . .  4

          Selling Warrantholders  . .  4
                                                      _______, 1998
          Use of Proceeds   . . . . .  4

          Price Range of Common Stock
              and Dividends   . . . .  5

          Description of Warrants   .  5

          Description of Common Stock  5

          Plan of Distribution  . . .  8

          Experts and Legal Opinions  10

          Until _______, all dealers that
          effect transactions in these
          securities, whether or not
          participating in this offering,
          may be required to deliver a
          prospectus.  This is in addition
          to the dealer's obligation to
          deliver a prospectus when
          acting as underwriters and with
          respect to their unsold
          allotments or subscriptions.

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

   ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       The expenses in connection with the issuance and distribution of the securities covered hereby are estimated to be as follows:

       Securities and Exchange Commission filing fee   . . . . . . . . $9,187

       Exchange listing  fees    . . . . . . . . . . . . . . . . ..     4,300

       Legal fees and expenses   . . . . . . . . . . . . . . . . ..    12,000

       Accounting fees   . . . . . . . . . . . . . . . . .. . . . .     5,000

       Miscellaneous   . . . . . . . . . . . . . . . . . .. . . . .     2,513
                                                                -------------

                                      Total                         $  33,000
                                                                   ==========

   ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       The By-Laws of Northwestern Corporation (the "Company") provide for indemnification by the Company of each of its directors and officers to the fullest extent permitted by Delaware law for liability (including liability arising under the Securities Act of 1933) of such director or officer arising by reason of his or her status as a director or officer of the Company, provided that he or she met the standards established in the By-Laws, which include requirements that he or she acted in good faith and in a manner he or she reasonably believed to be in the Company's best interest. The Company will also advance expenses prior to final disposition of an action, suit or proceeding upon receipt of an undertaking by the director or officer to repay such amount if the director or officer is not entitled to indemnification. All rights to indemnification and advancement of expenses are deemed to be a contract between the Company and its directors and officers. The determination that a director or officer has met the standards established in the By-Laws may be made by a majority vote of a quorum consisting of disinterested directors, an opinion of counsel (if no such quorum is available, or even if attainable, a quorum of disinterested directors so directs), a majority vote of stockholders, or a court (which may also overturn any of the preceding determinations).

       The directors and officers of the Company are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities and against which they cannot be indemnifed by the Company.




   ITEM 16.  EXHIBITS.

       Reference is made to information contained in the Exhibit Index filed as a part of this Registration Statement.

   ITEM 17.  UNDERTAKINGS.

       The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth
       in the registration statement.   Notwithstanding the foregoing, any
       increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

   Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.




       The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
   Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


















                                      SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf of the undersigned, thereunto duly authorized, in the City of Huron, State of South Dakota, on the 11th day of September, 1998.

                                 NORTHWESTERN CORPORATION
                                 (Registrant)

                                 By    /s/ Merle D. Lewis
                                     -----------------------------------------
                                      Merle D. Lewis
                                      Chairman and Chief Executive Officer
                               ________________________

                                  POWER OF ATTORNEY

       Each director and officer of the Company whose signature appears below hereby authorizes the agent for service named in the registration statement to execute in the name of such person, and to file, any amendment to the registration statement necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendment may make such other changes in the registration statement as the agent for service deems appropriate.
                               ________________________

       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


       Date                           Signature and Title

       September 11, 1998             /s/ Merle D. Lewis
                                      -----------------------------------------
                                      M.D. Lewis, Chairman and Chief Executive
                                      Officer

       September 11, 1998             /s/ R. R. Hylland
                                      -----------------------------------------
                                      R.R. Hylland, President, Chief Operating
                                      Officer and Director

       September 11, 1998             /s/ D. K. Newell
                                      -----------------------------------------
                                      D. K. Newell, Vice President-Finance and
                                      Chief Financial Officer
                                      (Principal Financial Officer)



       September 11, 1998             /s/ David A. Monaghan
                                      -----------------------------------------
                                      David A. Monaghan, Controller and
                                      Treasurer (Principal Accounting Officer)

       September 11, 1998             /s/ Randy G. Darcy
                                      -----------------------------------------
                                      Randy G. Darcy, Director

       September 11, 1998             /s/ Gary G. Drook
                                      -----------------------------------------
                                      Gary G. Drook, Director

       September 11, 1998             /s/ Jerry W. Johnson
                                      -----------------------------------------
                                      Jerry W. Johnson, Director

       September 11, 1998             /s/ Aelred J. Kurtenbach
                                      -----------------------------------------
                                      Aelred J. Kurtenbach, Director

       September 11, 1998             /s/ Larry F. Ness
                                      -----------------------------------------
                                      Larry F. Ness, Director

       September 11, 1998             /s/ Gary Olson
                                      -----------------------------------------
                                      Gary Olson, Director

       September 11, 1998             /s/ Raymond M. Schultz
                                      -----------------------------------------
                                      Raymond M. Schutz, Director

       September 11, 1998             /s/ Bruce I. Smith
                                      -----------------------------------------
                                      Bruce I. Smith, Director



















                                    EXHIBIT INDEX

       The following documents are filed as part of the Registration Statement or are incorporated by reference.

   4(a)*     Form of Warrant.

   4(b)*     Form of Amendment to Warrant.

   4(c) Rights Agreement, dated as of December 11, 1996, between the Company and Norwest Bank Minnesota, N.A., as Rights Agent, is incorporated by reference to Exhibit I to Form 8-A dated December 13, 1996, Commission File No. 0-692.

   5(a)* Opinion of Schiff Hardin & Waite re legality of securities being registered.

   10(a)(1) Supplemental Income Security (Retirement) Plan for Directors, Officers and Managers, as amended January 1, 1997, is incorporated by reference to Exhibit 10(a)(1) to Form 10-K for the year ended December 31, 1996, Commission File No. 0-692.

   10(a)(2) Deferred Compensation Plan for Non-employee Directors adopted November 6, 1985, is incorporated by reference to Exhibit 10(g)(2) to Form 10-K for the year ended December 31, 1988, Commission File No. 0-692.

   10(a)(3) Pension Equalization Plan, dated August 5, 1987, is incorporated by reference to Exhibit 10(g)(4) to Form 10-K for the year ended December 31, 1988, Commission File No. 0-692.

   10(a)(5) Long-term Incentive Compensation Plan (Phantom Stock Unit Plan) for Directors and Officers, dated February 1, 1989, as amended May 7, 1997, is incorporated by reference to Exhibit (10(a)(i) to Form 10-Q for the quarter ended March 31, 1997, Commission
             File No. 0-692.

   10(a)(7) Annual Performance Incentive Plan (NorthSTAR Plan) for all eligible employees, as amended February 4, 1998, is incorporated by reference to Exhibit 10(a)(7) to Annual Report on Form 10-K for the year ended December 31, 1997.

   13(a)* Annual Report to Stockholders for the year ended December 31, 1997, furnished to stockholders of record March 9, 1998, other than the Management's Discussion and Analysis and audited Financial statements.

   13(b) Management's Discussion and Analysis and audited Financial statements contained in the Annual Report to Stockholders are incorporated by reference to Exhibit 13(a) to the Annual Report on Form 10-K for the year ended December 31, 1995.

   23(a)*    Consent of Arthur Andersen LLP.

   23(b)     Consent of Schiff Hardin & Waite (included in the opinion filed as
             Exhibit 5(a)).

   24        Powers of Attorney contained in signature page of Registration
             Statement.
   __________
   *  Filed herewith.



                                         II-6